Room 4561

December 30, 2005

Robert A. Frist, Jr.
Chief Executive Officer
HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, TN  37203

	Re:	HealthStream, Inc.
		Form 10-K For the Year Ended December 31, 2004
      Forms 10-Q For the Quarters Ended March 31, June 30 and
      	September 30, 2005
		File No. 000-27701

Dear Mr. Frist,

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

General:

1. We note that the covers of your periodic reports reference Commission File Number 001-8833. According to our records, the Commission File Number assigned to your periodic reports is 000-27701. Please tell us the reason for your reference to File Number
001-8833.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, pages 26 and 27

2. Your discussion of net cash provided by operating activities repeats items that are readily apparent in the financial statements and may not significantly contribute to an investor`s
understanding
of your operating cash flows. Tell us what consideration you have given to expanding your narrative to address material changes in the underlying drivers (e.g. amount of cash receipts from customers, amount of cash payments to suppliers, etc.). Refer to Instruction 4 to Item 303 of Regulation S-K and Section IV.B.1.of SEC Release
33-
8350.

3. With regard to the increase in DSO from 50 to 72 days, tell us what you mean by saying that the "increase was primarily due to the increase in accounts receivables associated with the timing of billings at the end of 2004." Tell us about the timing of your revenue cycle, including when unbilled revenue is accrued, when customers are billed and what you believe your standard payment terms to be. Address the payment terms associated with your arrangements where you have unbilled accounts receivable and how your revenue recognition policy takes these arrangements into account. Your response should specifically identify the changes in the variables that led to the significant change in DSO between 2004 and 2003.

Consolidated Statements of Operations, Page 32

4. We note that amortization of intangibles, content fees, feature enhancements, fixed royalties, prepaid compensation and depreciation expenses are presented separately from cost of revenues in your statements of operations. Please tell us the specific nature of these costs and describe your consideration of whether these costs and expenses could be considered to be directly associated with the products you sell and the services you render. Confirm that the gross margin as discussed in MD&A includes all cost of revenue.

Notes to the Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Recognition of Revenue, page 35

5. With regard to your recognition of revenue from live event development services and content maintenance and development services based on "the percentage of completion method using labor hours or similar event milestones" we have the following comments:

a. Describe in detail the key terms of each type of arrangement.
Identify each of the elements to be delivered as part of each arrangement and the timing under which you provide services and customer payment terms are based.

b. Clarify the accounting literature under which you are accounting for these service contracts under the percentage of completion method.

c. Tell us about typical milestones included in the arrangements and what value is realized by the customer upon the achievement of each milestone. For example, for content maintenance and development services, if you build and manage a content database, do you build and manage concurrently or does the management service begin only after the content has been gathered? For live event development services, do customers receive the benefit of the development only when, and if, the live event takes place?

d. With regard to your use of labor hours as an input measure, tell us how you determined that this input measure was a reasonable surrogate for output measures.

e. Address any acceptance or termination provisions of your contracts and whether the contractual terms are non-cancelable. Do these provisions allow for you to recover for the services you have provided?

Controls and Procedures

Evaluation of Controls and Procedures, page 47

6. We note your statement that your chief executive officer and principal financial officer have concluded that your disclosure controls and procedures "effectively and timely provide them with material information relating to HealthStream required to be disclosed in the reports Health Stream files or submits under the Exchange Act." Please clarify, if true, in your response and in future filings, that for the period covered by the report, your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

7. Please be advised that the above comment related to Controls and
Procedures is also applicable for the above-referenced Forms 10-Q.

Form 10-Q for the Quarter Ended September 30, 2005

Note 3 - Acquisition, pages 6 and 7

8. Provide us with a schedule that identifies the intangible assets acquired and their estimated useful life. Describe the assumptions used by management in determining the useful lives allocated to the various intangible assets acquired. Additionally, identify the reasons for assigning a large portion of the purchase price to goodwill. We may have further comment.


	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

								Sincerely,



								Stephen G. Krikorian
      							Branch Chief - Accounting


Robert A. Frist, Jr.
HealthStream, Inc.
December 30, 2005
Page 5